EXHIBIT 21.1
LIST OF REGISTRANT'S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION
FormFactor International, Inc.	Delaware, United States
FormFactor, K.K.	Japan
FormFactor Korea, Inc.	South Korea
FormFactor Singapore Pte. Ltd.	Singapore
Microprobe HongKong Limited	Hong Kong
Microprobe Technology (Suzhou) Co. Ltd.	People's Republic of China
FormFactor Beaverton, Inc.	Oregon, United States
FormFactor GmbH	Germany
Cascade Microtech Singapore Pte, Ltd	Singapore
Cascade International (Shanghai) Trading Co., Ltd.	People's Republic of China
Advanced Temperature Test Systems GmbH	Germany
FormFactor SASU	France
FRT GmbH	Germany
High Precision Devices, Inc.	Colorado, United States